UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13D-2(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)*

Altisource Asset Management Corporation
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)

02153X108
(CUSIP Number)

William C. Erbey
P.O. Box 25437
Christiansted, United States Virgin Islands 00824
(340) 692-1055
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 27, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons

William C. Erbey (“Mr. Erbey”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)

N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

733,523 (1)
	8.	Shared Voting Power

0
	9.	Sole Dispositive Power

733,523 (1)
	10.	Shared Dispositive Power

0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

733,523 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

44.1%*
14.	Type of Reporting Person (See Instructions)

IN
____________
(1)
Includes (a) 13,145 unvested shares of restricted stock of which 0 shares will vest within 60 days of October 27, 2016; (b) 13,148 shares of common stock held directly; (c) 623,803 shares of common stock held by Salt Pond Holdings, LLC, a U.S. Virgin Islands limited liability company ("Salt Pond") of which Christiansted Trust, a U.S. Virgin Islands trust (the "C-Trust"), the Frederiksted Trust, a U.S. Virgin Islands trust (the "F-Trust"), and Erbey Holding Corporation, Inc., a Delaware corporation ("Erbey Holding" and, together with Mr. Erbey, Salt Pond, the C-Trust and the F-Trust, the "Reporting Persons") are members; and (d) options to acquire 83,427 shares of common stock, which were exercisable on or within 60 days after October 27, 2016.  Erbey Holding is wholly owned by Mr. Erbey.  Mr. Erbey, E. Elaine Erbey ("Mrs. Erbey"), John Erbey (Mr. Erbey's brother), and Salt Pond are co-trustees of the C-Trust.  Mr. Erbey, John Erbey and Salt Pond are co-trustees of the F-Trust. Mr. Erbey, the C-Trust, the F-Trust and Erbey Holding each may be deemed to beneficially own the 623,803 shares of common stock held by Salt Pond.

1.	Names of Reporting Persons

Christiansted Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)

N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

U.S. Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

0
	8.	Shared Voting Power

623,803 (2)
	9.	Sole Dispositive Power

0
	10.	Shared Dispositive Power

623,803 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

623,803 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

39.5%*
14.	Type of Reporting Person (See Instructions)

OO
__________
(2)    Includes 623,803 shares of common stock held by Salt Pond Holdings, LLC.

1.	Names of Reporting Persons

Frederiksted Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)

N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

U.S. Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

0
	8.	Shared Voting Power

623,803 (3)
	9.	Sole Dispositive Power

0
	10.	Shared Dispositive Power

623,803 (3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

623,803 (3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

39.5%*
14.	Type of Reporting Person (See Instructions)

OO
__________
(3)    Includes 623,803 shares of common stock held by Salt Pond Holdings, LLC.

1.	Names of Reporting Persons

Salt Pond Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)

N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

U.S. Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

0
	8.	Shared Voting Power

623,803 (4)
	9.	Sole Dispositive Power

0
	10.	Shared Dispositive Power

623,803 (4)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

623,803 (4)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

39.5%*
14.	Type of Reporting Person (See Instructions)

OO
___________
(4)   Shares held directly by Salt Pond Holdings, LLC.

1.	Names of Reporting Persons

Erbey Holding Corporation, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)

N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

0
	8.	Shared Voting Power

623,803 (5)
	9.	Sole Dispositive Power

0
	10.	Shared Dispositive Power

623,803 (5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

623,803 (5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

39.5%*
14.	Type of Reporting Person (See Instructions)

CO
____________
(5)	Includes 623,803 shares held by Salt Pond Holdings, LLC.

*
The ownership percentage for each Reporting Person is based upon 1,579,722 shares outstanding as of October 28, 2016, as reported in the Issuer's 10-Q for the fiscal quarter ended  September 30, 2016.  For Mr. Erbey, 83,427 shares of common stock, which were exercisable on or within 60 days after October 27, 2016, have been added to the shares outstanding to arrive at a total number of shares outstanding of 1,663,149 for purposes of calculating his beneficial ownership only.

This Amendment No. 3 to Schedule 13D ("Amendment No. 3") amends and supplements the statement on Schedule 13D (the "Original Schedule 13D") originally filed jointly by William C. Erbey (the "Principal Reporting Person"), his spouse E. Elaine Erbey ("Mrs. Erbey"), FF Plaza Limited Partnership ("FF Plaza"), Delaware Permanent Corporation ("Delaware Permanent"), Salt Pond and Erbey Holding with the Securities and Exchange Commission on January 8, 2013 (as amended by Amendment No. 1 originally filed on March 5, 2015 and Amendment No. 2 originally filed on April 12, 2016 ("Amendment No. 2"), the "Schedule 13D").  This Amendment No. 3 reflects a change to the reporting entities comprising the Reporting Persons.  The Principal Reporting Person beneficially owns all of the shares of the Issuer beneficially owned by all of the Reporting Persons.  Since the filing of Amendment No. 2, Mr. Erbey transferred his interest in Salt Pond to the C-Trust.  The transfer of Mr. Erbey's interest in Salt Pond to the C-Trust did not change his beneficial ownership of shares of the Issuer.

Item 1.  Security and Issuer.

The securities to which this Schedule 13D relates are the shares of common stock, par value $0.01 per share ("Common Stock"), of Altisource Asset Management Corporation, a company organized under the laws of the U.S. Virgin Islands (the "Issuer").  The principal executive offices of the Issuer are located at 36C Strand St., Christiansted, U.S. Virgin Islands 00820.

Item 2.  Identity and Background.

Item 2 is amended and restated in its entirety as follows:

(a) This Amendment No. 3 is filed jointly by each of the Reporting Persons.  The trustees of the C-Trust are Mr. Erbey, Mrs. Erbey, Mr. John Erbey and Salt Pond.  The trustees of the F-Trust are Mr. Erbey, Mr. John Erbey and Salt Pond.  The members of Salt Pond are Erbey Holding, the C-Trust and the F-Trust.  Erbey Holding is wholly-owned by Mr. Erbey.

(b) Mr. Erbey's business address is P.O. Box 25437, Christiansted, Virgin Islands 00824.  The principal office of Salt Pond, a U.S. Virgin Islands limited liability company, is P.O. Box 25437, Christiansted, Virgin Islands 00824.  The principal office of Erbey Holding, a Delaware corporation, is P.O. Box 25437, Christiansted, Virgin Islands 00824.  The principal office of the C-Trust, a U.S. Virgin Islands trust, is P.O. Box 25390, Christiansted, Virgin Islands 00824.  The principal office of the F-Trust, a U.S. Virgin Islands trust, is P.O. Box 25390, Christiansted, Virgin Islands 00824.

(c) As announced on December 22, 2014, Mr. Erbey stepped down from his position as a director and Chairman of the Board of Directors of the Issuer effective January 16, 2015 pursuant to a consent order between Ocwen Financial Corporation ("Ocwen") and the New York State Department of Financial Services (the "Consent Order").  Mr. Erbey also stepped down as an officer and director of Ocwen and from the boards of Ocwen's related companies at that time.  Erbey Holding is a holding company for the investment of securities.  Salt Pond is a service business providing merchant banking services and family office services, which encompass trading in stocks or securities and possibly financing operations for businesses.  The C-Trust and the F-Trust are irrevocable non-grantor trusts.

(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f) Mr. Erbey is a U.S. citizen.

Item 5.  Interest in Securities of the Issuer.

Item 5 is amended and restated in its entirety as follows:

(a) The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5.

For purposes of this Schedule 13D, the ownership percentage for each Reporting Person is based upon 1,579,722 shares of Common Stock outstanding as of October 28, 2016, as reported in the Issuer's 10-Q for the fiscal quarter ended  September 30, 2016.  For Mr. Erbey, 83,427 shares of Common Stock, which were exercisable on or within 60 days after October 27, 2016, have been added to the shares outstanding to arrive at a total number of shares outstanding of 1,663,149 for purposes of calculating his beneficial ownership only.

(b) The Common Stock deemed beneficially owned by each of the Reporting Persons with respect to which such person (i) has sole voting power, (ii) shares voting power, (iii) has sole dispositive power and (iv) shares dispositive power are listed in the responses to Items 7, 8, 9 and 10, respectively, of the cover pages of this Schedule 13D relating to such person and are hereby incorporated by reference in this Item 5.

(c) Transactions within past 60 days of October 27, 2016: None.

(d) Not applicable.

(e) Not applicable.

Item 7.  Material to be Filed as Exhibits.

Exhibit	Description
99.1	Joint Filing Agreement, dated November 22, 2016, by and among William C. Erbey, Christiansted Trust, Frederiksted Trust, Salt Pond Holdings, LLC and Erbey Holding Corporation, Inc.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 22, 2016	/s/ William C. Erbey
William C. Erbey

Christiansted Trust

By:	/s/ William C. Erbey
Name: William C. Erbey
Co-Trustee

By:	/s/ E. Elaine Erbey
Name: E. Elaine Erbey
Co-Trustee

By:	/s/ John R. Erbey
Name: John R. Erbey
Co-Trustee

By:	/s/ William C. Erbey
Name: Salt Pond Holdings, LLC Title: Co-Trustee Signed By: Name: William C. Erbey
Title: President

Frederiksted Trust

By:	/s/ William C. Erbey
Name: William C. Erbey
Co-Trustee

By:	/s/ John R. Erbey
Name: John R. Erbey
Co-Trustee

By:	/s/ William C. Erbey
Name: Salt Pond Holdings, LLC Title: Co-Trustee Signed By: Name: William C. Erbey
Title: President

Erbey Holding Corporation, Inc.

By:	/s/ William C. Erbey
Name: William C. Erbey
Title: President

Salt Pond Holdings, LLC

By:	/s/ William C. Erbey
Name: William C. Erbey
Title: President